FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period 19 October 2004 – 22 October 2004

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom House, North Tower, 68-86 Jervois Quay, Wellington,

New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No.1-10798)

CONTENTS

This report on Form 6-K contains the following:

Miscellaneous

1.1	Director Independence Determination

Linda Cox

Company Secretary

Telecom House, 68 Jervois Quay, P O Box 570, Wellington, New Zealand

Telephone (04) 498 9059 • Fax: (64 4) 498 9176

Mobile 027 4475 537

e-mail linda.cox@telecom.co.nz

13 October 2004

Market Information Services Section

New Zealand Stock Exchange

PO Box 2959

Wellington

DIRECTOR INDEPENDENCE DETERMINATION

As required by NZX Listing Rule 3.3.1B(a), the Telecom Board has determined that the following Directors are independent, as defined by NZX Listing Rule 1.1.2:

Paul Baines:	Independent
Wayne Boyd:	Independent
Roderick Deane:	Independent
Theresa Gattung:	Not Independent
Rod McGeoch:	Not Independent
Rob McLeod:	Independent
Patsy Reddy:	Independent
Michael Tyler:	Independent

Yours faithfully

Linda Cox

Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

By:	/s/ Linda Marie Cox
Linda Marie Cox
Company Secretary

Dated:	22 October 2004